SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  11 November 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (the Bank of Ireland)
Interim Management Statement

11 November 2011

Overview

We have maintained a strong and disciplined focus on our key priorities.  In particular, since our interim results were announced in August 2011, we have made substantial progress towards achieving our deleveraging targets, with the announcement on 14 October 2011 regarding the divestment of circa €5 billion of non-core loan portfolios.  This was achieved within the base case discounts which were assumed as part of the 2011 Prudential Capital Assessment Review ("PCAR") and Prudential Liquidity Assessment Review ("PLAR") processes.  These divestments represent 50% of the Group's non-core asset disposal target to be achieved by 2013.  We are also at an advanced stage of negotiation with potential purchasers on certain other non-core portfolios.  Redemptions and repayments in our non-core businesses remain on target and we have achieved deposit growth in our Irish and UK Businesses. In October 2011 we issued an additional €1.1 billion of unguaranteed secured term debt thereby achieving our term funding issuance target of €4 billion for 2011.

Economic Environment

The latest national accounts data for the Irish economy indicated recovery with annualised real GDP growth of 2.3% in the second quarter of 2011 with real GNP increasing by 1.1%.  The export sector (both indigenous and foreign owned) continued to be a key driver of economic recovery and foreign direct investment remained healthy.  In the domestic economy however, consumer sentiment remains fragile with weak consumer demand continuing to be a considerable constraint on growth.  This combined with a more uncertain global outlook has led to some downward adjustments to economic growth forecasts for 2012.

Irish Government bond yields, which are significantly below their peak levels, are among the indicators of improved international confidence in the medium term recovery of the Irish economy and a recognition of Ireland's continued adherence to the EU/IMF programme of support.  However the last couple of months have seen heightened concerns regarding the eurozone and a lowering of forecasts for economic growth in the eurozone and the UK.  Policy measures by the authorities are likely to see low eurozone and UK interest rates for a longer period than anticipated earlier this year.

Trading Update

We have made good progress on restructuring and strengthening our balance sheet, nevertheless trading conditions remain challenging.  Continued intense competition for deposits in the Irish market, the elevated cost of wholesale funding pending further deleveraging of the Balance Sheet, along with the high cost of the Government guarantee (ELG scheme) have maintained ongoing pressure on the Group's cost of funding.  To date, these costs have been offset by some recovery in our lending margins and the interest income benefits from lower subordinated debt and increased capital arising from our Liability Management Exercises and Rights Issue, such that we expect the Group's net interest margin to have stabilised in the second half of 2011 versus the first half of 2011.  However, further margin recovery will face some headwinds in a more prolonged period of low interest rates.

Currently, other income in the second half of 2011 is expected to be positively impacted versus the first half of 2011 by the substantial reversal of two discrete items that adversely impacted operating income in the first half of 2011, (namely the mark-to-market impact of higher yields on Irish Government bonds held by our Life business, and the accounting impact of fair value movements in currency swaps that hedge the funding of our UK balance sheet).  This reversal is expected to be partially offset by the impact of volatile market conditions on certain hedging instruments in our global markets business and the negative consequence of the deterioration in equity markets since June 2011 on the investment variance in our Life business.

We have continued to reduce our cost base whilst making judicious investments in the infrastructure of our core businesses.

Asset Quality

Asset quality remains broadly in line with our expectations with relatively improved performances in our unsecured consumer, UK Mortgage and Corporate Banking books being offset by some deterioration in the arrears profile in our Irish Mortgage book in August 2011 and September 2011.  This may have been partially attributable to our implementation of the new Code of Conduct on Mortgage arrears and the fact that there was considerable public speculation about potential policy measures regarding customers in arrears being contemplated at that time.  Our Irish business customers who have a high dependency on the domestic economy continue to face difficult conditions and this is impacting on their credit profile.  It continues to be our expectation that our total impairment charges have peaked and will reduce, however the pace of reduction will be particularly dependent on the future performance of our Irish residential mortgage book and commercial real estate markets.

NAMA

The Group has now completed the transfer of assets to NAMA, amounting to circa €10 billion of gross assets (before impairment provisions) (of which circa €9.4 billion transferred during 2010) at a total average gross discount of 44%*.

(*) Prior to (i) any impairment provisions previously recognised by the Group, (ii) any fair value adjustments in respect of any consideration received, (iii) any provision that may be required under accounting standards due to the ongoing cost of servicing these assets on behalf of NAMA, and (iv) taking account of any transfer costs.

Funding and Capital

Continued progress with our non-core loan book disposals, together with loan redemptions and repayments has resulted in a reduction of circa 3% in loans and advances to customers at 31 October 2011 compared to 30 June 2011.  Customer deposits at 30 June 2011 were €65 billion including €3 billion of NTMA deposits which were withdrawn in July 2011 associated with the 2011 capital raising.  While competition for deposits remains intense, we have grown our deposit books in both Ireland and the UK such that customer deposits at 31 October 2011 were circa €67 billion.  As a result, the Group's loan to deposit ratio at 31 October 2011 was circa 153%, compared to 164% at June 2011 and based on the trend to date we expect further improvements in the Group's loan to deposit ratio by year end.

Although wholesale funding markets have been difficult, particularly for eurozone banks, the Group has, nevertheless, successfully raised €4 billion of unguaranteed secured term funding in 2011 with a weighted average duration of 2.4 years at a spread of 250bps over 3 month Euribor.  With the progress made on deleveraging the Group's balance sheet, wholesale funding has reduced by circa 10% from €61 billion at June 2011, with a significant reduction in drawings from Monetary Authorities.

Significant elements of the Group's capital raising programme required under the 2011 PCAR have been completed and generated €3.85 billion of the €4.2 billion Core Tier 1 capital requirement, with a further €0.35 billion of additional capital to be generated by 31 December 2011.  The Group is strongly capitalised and currently has a Core Tier 1 capital ratio in excess of 15%**.

(**) Including the gains arising on the completed liability management exercises.

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729
Diarmaid Sheridan	Financial Analyst Group Investor Relations	+353 (0) 76 623 4730

Forward-looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as ''may,'' ''could,'' ''should,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''assume,'' ''believe,'' ''plan,'' ''seek,'' ''continue,'' ''target,'' ''goal,'' ''would'', or their negative variations or similar expressions identify forward looking statements.  Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, margins, and plans and objectives for future operations.  Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following: general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates, financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group, the ability of the Group to generate additional capital, the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank, property market conditions in Ireland and the UK, the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk, the implementation of the Irish Government's austerity measures relating to the financial support package from the EU / IMF, the availability of customer deposits to fund the Group's loan portfolio, the outcome of the Group's participation in the ELG Scheme, the performance and volatility of international capital markets, the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding, the impact of further downgrades in credit ratings of the Group's and the Irish national debt, changes in the Irish banking system, changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates, the outcome of any legal claims brought against the Group by third parties, development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margins and cost reductions.  Consequently, nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made.  The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  11 November 2011